                                                              Page 1 of 11 Pages


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              Amendment No. 3 to
                                 Schedule 13D

                   Under the Securities Exchange Act of 1934

                         TERRA NITROGEN COMPANY, L.P.
                         ----------------------------
                               (Name of Issuer)

                 Common Units of Limited Partnership Interests
                 ---------------------------------------------
                        (Title of Class of Securities)

                                  881005 20 1
                              -------------------
                                (CUSIP Number)

                                                    N. Jordan
                                                    Secretary
              George H. Valentine                    Minorco
              Corporate Secretary           Taurus International S.A.
             Terra Industries Inc.           Taurus Investments S.A.
                 Terra Centre                  9 Rue Sainte Zithe
               600 Fourth Street                Luxembourg City,
          Sioux City, Iowa 51102-6000              Luxembourg
                (712) 277-1340                   (352) 404-1101
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 22, 1998
                  ------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Nitrogen Corporation
      EIN: 72-1159610
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,172,414 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,172,414 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,172,414 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Capital, Inc. (Due to direct ownership of 1,570,900 Common Units and solely due to indirect ownership of 11,172,414 Common Units through its wholly owned subsidiary, Terra Nitrogen Corporation) EIN: 42-1431650
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,743,314 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,743,314 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,743,314 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      68.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Capital Holdings, Inc. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital, Inc.) EIN: 42-1431905
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,743,314 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,743,314 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,743,314 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      68.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Industries Inc. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital Holdings, Inc.) EIN: 52-1145429
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,743,314 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,743,314 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,743,314 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      68.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 6 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Taurus Investments S.A. - Solely due to indirect ownership through its ownership of 5.3% of the common stock of Terra Industries Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,743,314 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,743,314 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,743,314 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      68.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 7 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Taurus International S.A. - Solely due to indirect ownership through its ownership of 51.4% of the common stock of Terra Industries Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,743,314 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,743,314 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,743,314 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      68.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 8 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Minorco - Solely due to indirect ownership through its wholly owned subsidiaries, Taurus International S.A. and Taurus Investments S.A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,743,314 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,743,314 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,743,314 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      68.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                                              Page 9 of 11 Pages

Item 1.  Security and Issuer.

          This Amendment No. 3 amends the Schedule 13D dated March 31, 1997 of the Reporting Persons relating to Common Units of limited partnership interests (the "Common Units") of Terra Nitrogen Company, L.P., a Delaware limited partnership ("TNCLP"), and subsequently amended by Amendment No. 1 dated April 28, 1998 and Amendment No. 2 dated May 20, 1998. The principal executive offices of TNCLP are at 600 Fourth Street, Sioux City, Iowa 51101.

Item 2.  Identity and Background.

          Item 2 and Annex A are hereby amended to add the following additional Officers of TNC on Annex A, Section I:

           Name:                  S. Wesley Haun (Vice President)
           Citizenship:           United States of America
           Business Address:      Terra Centre, 600 Fourth Street, P.O. Box 6000
                                  Sioux City, Iowa 51102-6000
           Principal Occupation:  Vice President, Energy

           Name:                  Charles J. Pero
           Citizenship:           United States of America
           Business Address:      Terra Centre, 600 Fourth Street, P.O. Box 6000
                                  Sioux City, Iowa 51102-6000
           Principal Occupation:  Vice President, Human Resources

          Item 2 and Annex A are hereby further amended to revise the roles of two Directors and Officers of TNC on Annex A, Section I as follows:

           Name:                  Michael L. Bennett (Director, President and
                                  CEO)
           Name:                  Burton M. Joyce (Chairman and Director)

          Item 2 and Annex A are hereby further amended to add the following additional Officer of Terra on Annex A, Section IV:

               Charles J. Pero    (Vice President, Human Resources)  SECTION I

          Item 2 and Annex A are hereby further amended to delete all information concerning Lawrence S. Hlobik from Sections I and IV of Annex A.

Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended by the insertion of the following additional sentence at the end of the second paragraph: "The amount of funds expended for the purchases between May 20, 1998 and June 22, 1998 totalled $4.9 million."

Item 4.  Purpose of Transaction.

          Item 4 is hereby amended by the insertion of the following additional sentence after the third sentence of the second paragraph: "Terra Capital further purchased 192,300 Common Units between May 20, 1998 and June 22, 1998 pursuant to the buyback authority."

                                                             Page 10 of 11 Pages

Item 5. Interest in Securities of the Issuer.

          Item 5 is hereby amended by deleting the second and third sentences of the first paragraph under section (a) and replacing them with the following sentences: "Terra Capital is the direct beneficial owner of 1,570,900 Common Units and, by virtue of its ownership of all the outstanding common stock of TNC, may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC. Thus, Terra Capital's direct and indirect ownership in the aggregate represents approximately 68.9% of the outstanding Common Units."

     Item 5 is hereby further amended by deleting the second sentence of the first paragraph under section (b) and replacing it with the following sentence:
"Terra Capital has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 1,570,900 Common Units beneficially owned by Terra Capital."

          Item 5 is hereby further amended by adding the following table under section (c)(i) to read as follows:

                        Purchase Date             Number of Units       Price per Unit
                        -------------             ---------------       --------------
                        5/20/98                             9,600             $26.9701
                        5/21/98                            21,900              26.9429
                        5/22/98                            21,900              26.7163
                        6/08/98                               600              24.3750
                        6/09/98                             1,000              25.0000
                        6/10/98                             4,500              25.0000
                        6/11/98                            11,900              25.0000
                        6/12/98                             3,200              25.0000
                        6/15/98                            65,700              24.9619
                        6/16/98                             5,700              24.6623
                        6/17/98                            20,700              24.9746
                        6/18/98                            10,700              24.9766
                        6/19/98                             5,700              24.9649
                        6/22/98                             9,200              25.0000
                        Total (between 5/20 and 6/22)     192,300
                        Total (in 1998, through June 22)  596,000

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not amended.

Item 7. Material to be Filed as Exhibits.

          Not amended.

                                                             Page 11 of 11 Pages

                                 SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 25, 1998        TERRA NITROGEN CORPORATION

                           By /s/ George H. Valentine
                              ------------------------------------------
                                  George H. Valentine
                           Its:   Vice President and General Counsel

                           TERRA CAPITAL, INC.

                           By /s/ George H. Valentine
                              ------------------------------------------
                                  George H. Valentine
                           Its:   Vice President and Corporate Secretary

                           TERRA CAPITAL HOLDINGS, INC.

                           By /s/ George H. Valentine
                              ------------------------------------------
                                  George H. Valentine
                           Its:   Vice President and Corporate Secretary

                           TERRA INDUSTRIES INC.

                           By /s/ George H. Valentine
                              ------------------------------------------
                                  George H. Valentine
                           Its:   Senior Vice President, General Counsel
                                   and Corporate Secretary

                           TAURUS INVESTMENTS S.A.

                           By /s/ Nick Jordan
                              ------------------------------------------
                                  Nick Jordan
                           Its:   Secretary

                           TAURUS INTERNATIONAL S.A.

                           By /s/ Nick Jordan
                              ------------------------------------------
                                  Nick Jordan
                           Its:   Secretary

                           MINORCO

                           By  /s/ Nick Jordan
                               -----------------------------------------
                                   Nick Jordan
                           Its:    Secretary